Exhibit 99.1

press release

Designated person notification
12 May 2026, 11:45 CET
With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that notification of share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Share Transactions by Management: https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management

ENDS
About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419